SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: December 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                              ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated December 11, 2003, announcing rights offering participation level.




















THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER TO SELL, OR AS A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. THE COMPANY DOES NOT INTEND TO MAKE A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

Press Release

For your business and technology editors

More than 99% of rights exercised in ABB capital increase

Final SEK offer price set at SEK 23.15
Zurich, Switzerland, December 11, 2003 - ABB, the leading power and automation technology group, said today that in total more than 99 percent of subscription rights were exercised in its US$ 2.5-billion capital increase.

"We view this very high level of participation as another strong vote of confidence from our shareholders," said Peter Voser, ABB's chief financial officer. "Together with our recent (euro)650-million bond and the new US$1-billion credit facility, we now have the capital base to ensure the long-term growth of our core businesses."

ABB expects to receive the proceeds from the capital increase on Friday, December 12, 2003.

The capital increase consisted of a 7-for-10 rights offering for 840,006,602 new registered shares at an offer price of CHF 4.00. The subscription period ended on December 9, 2003. The new shares started trading yesterday, December 10.

Of the 944,550,486 rights registered in the SIS SegaInterSettle clearing system in Switzerland, 942,659,380 rights were exercised to purchase 659,861,566 offered shares, which corresponds to a take-up of 99.8 percent.

Of the 255,458,946 rights registered in the VPC clearing system in Sweden, at least 249,487,080 rights were exercised to purchase 174,640,956 shares, corresponding to a take-up of 97.7 percent. In accordance with the Swedish settlement timetable, the final number of new shares acquired by subscription through VPC will be determined on December 16, 2003. ABB expects to announce the final take-up results shortly thereafter.

The final Swedish krona offer price for the shares has been set at SEK 23.15. The difference between this price and the preliminary Swedish krona offer price of SEK 24.50 - which included a premium over the Swiss-franc price to allow for exchange rate fluctuations - will be refunded, including interest, through VPC. Eligible shareholders can expect to receive the refund on or about December 23, 2003.

Starting today and extending over the next several days, the syndicate banks are placing in the market the remaining shares that were not taken up by existing shareholders.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employees about 120,000 people.

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

Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. ABB undertakes no obligation to publicly update or revise any forward-looking statements.

The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale in the United States. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. There is no intention to register any portion of the offering described herein in the United States or to conduct a public offering of securities in the United States.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This press release does not constitute an offer of rights or shares for sale or a solicitation of an offer to purchase rights or shares in Germany and is for information purposes only. Readers of this press release are requested to inform themselves about and to observe any such restrictions. No public offering of rights or shares is being conducted in Germany. Any offer or sale of rights or shares in Germany may only be made in compliance with the German Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz). No sales prospectus (Verkaufsprospekt) under the German Securities Sales Prospectus Act has been, or will be, published with respect to the rights or shares.

The information contained herein is not for publication or distribution into Italy. The public will not be solicited in Italy in connection with the securities referred to herein and no securities will be offered, sold or delivered in Italy and no copies of any offering document relating to the securities will be delivered in Italy, unless such activities (i) are carried out by or through intermediaries authorized to perform investment services in Italy, (ii) either do not qualify as solicitation of investment or qualify as a solicitation exempted from the requirement of a prospectus, and (iii) are carried out in compliance with applicable securities and banking laws and regulations.

Stabilization/FSA






For more information please contact:

ABB Corporate Communications,                 Zurich ABB Investor Relations
Thomas Schmidt                                Switzerland:  Tel. +41 43 317 3804
Tel:  +41 43 317 6568                         Sweden:  Tel. +46 21 325 719
Fax: +41 43 317 7958                          USA:  Tel. +1 203 750 7743
media.relations@ch.abb.com                    investor.relations@ch.abb.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ABB LTD

Date:  December 15, 2003                   By:        /s/ HANS ENHORNING
                                               ---------------------------------
                                           Name:   Hans Enhorning
                                           Title:  Group Vice President,
                                                     Assistant General Counsel

                                           By:        /s/ FRANCOIS CHAMPAGNE
                                               ---------------------------------
                                           Name:   Francois Champagne
                                           Title:  Group Vice President,
                                                     Senior Counsel